Contact

www.linkedin.com/in/safiarizvi (LinkedIn)

Top Skills

Executive Management
Strategy
Commercialization

Languages

English (Native or Bilingual)
Hindi (Native or Bilingual)
Urdu (Native or Bilingual)
Persian (Elementary)
Arabic (Elementary)

Honors-Awards

Women of Distinction – Philadelphia Business Journal/National Association of Women Business Owners Award 2005

Rising Star Spectrum Award – American Red Cross

National Working Mother of the Year

Publications

Eight Publication in Peer reviewed scientific Journals

Safia K. Rizvi

Chief Executive Officer at Cila Therapeutics
Greater Boston

Summary

Accomplished multidimensional biopharmaceutical executive with over 20 years of experience, with demonstrated exceptional leadership and expertise across large pharmaceutical giants such as GlaxoSmithKline and AstraZeneca, mid-cap firms like UCB and Galderma, and innovative biotech startups including CARAVAN Biologix and CILA Therapeutics. Proven record of success in both scientific innovation, business strategy, P&L management and operational excellence. Led the launch of 10 products across the US, EU, and Asia-Pacific regions, navigating complex regulatory landscapes and market access environments. Ability to foster strategic partnerships to accelerate growth and innovation within organizations. Recognized for her transformative leadership, Safia excels in driving revenue growth, building diverse and high-performing cross-functional teams.

Exemplifies Competence with Integrity and Confidence with Humility

Experience

CILA THERAPEUTICS
Chief Executive Officer
June 2018 - Present (7 years 4 months)
Boston

Kermode Biotechnologies
Board Member
October 2021 - Present (4 years)
Boston, Massachusetts, United States

CARAVAN BIOLOGIX
Chief Operating Officer
August 2020 - February 2023 (2 years 7 months)
Boston, Massachusetts, United States

Voyager Therapeutics, Inc.
Senior Vice President (SVP), Commercialization
2018 - 2018 (less than a year)
Cambridge, Massachusetts, United States

The Blue Group, : Global strategic advisory and consulting practice
for Life Science Industry
Managing Director
2016 - 2018 (2 years)
Boston, Massachusetts, United States

Nestlé Health Science
General Manager | VP | US Pharmaceutical Business
2014 - 2015 (1 year)
Galderma, Dallas/Fort Worth Area

UCB
General Manager | Managing Director (CEO), India, Sri Lanka and
Nepal
2010 - 2014 (4 years)
India, Belgium

MedImmune
Senior Director International Marketing
2008 - 2010 (2 years)
Maryland, USA

GlaxoSmithKline Pharma GmbH
9 years

Senior Director product/Franchise marketing I Director MarketingI
Senior MangerI
1999 - 2008 (9 years)
Philadelphia

Director of US Marketing Strategy: Program Leader Pandemic Flu
Vaccine
2006 - 2007 (1 year)
Philadelphia, USA

Senior Manager, Office of the CEO /Achievement and Competitive
Excellence
2004 - 2006 (2 years)

Manager, Oncology Commercial Analytics & Market Research
2001 - 2003 (2 years)
Philadelphia, USA

SmithKline Beecham Corporation
Principal Investigator, Computational Biology
1999 - 2001 (2 years)
Philadelphia

University of Pennsylvania School of Medicine
Research Faculty
1995 - 1999 (4 years)
Philadephia

Structural biology research on drug target in therapeutic areas of cancer, cardiovascular and inflammation. Funded by NIH and American Heart Association Fellowship.

Education

The Wharton School
MBA, Health/Health Care Management · (2003)

The George Washington University, Executive Women in Bio
Board Room Ready · (2019 - 2020)

University of Oklahoma
Ph.D., Chemistry/Biochemistry · (1995)